UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

This Report on Form 6-K/A (this “Form 6-K Amendment”) is being furnished by Alvarion Ltd. (“Alvarion”) in order to amend the Report on Form 6-K that Alvarion furnished on August 6, 2012 (the “Original Form 6-K”) that attached, as Exhibit 1 thereto, the proxy statement for Alvarion’s 2012 Annual General Meeting of Shareholders (the “Meeting”). This Form 6-K Amendment adds to the Original Form 6-K the proxy card to be used in connection with the Meeting. The proxy card for the Meeting is attached as Exhibit 99.1 hereto and is incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVARION LTD.

Date: August 20, 2012	By:	/s/ Leor Porat
		Name:	Leor Porat
		Title:	General Counsel and Corporate Secretary

Exhibit 1

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com.

ALVARION LTD
Notice of 2012 Annual General Meeting of Shareholders

NOTICE IS HEREBY GIVEN that the 2012 Annual General Meeting of Shareholders (the "Meeting") of Alvarion Ltd. (the "Company" or "Alvarion")will be held on September 10, 2012 at 4:00 p.m. (Israel time), at the offices of the Company, 21A Habarzel Street, Tel Aviv 69710, Israel,Tel. 972-3-6456262.

The shareholder(s) hereby appoint(s) Hezi Lapid and Lior Shemesh, or either of them, as proxies, each with the power to appoint his or her substitute, and hereby authorize(s) them, or either of them, to represent and to vote, as designated on the reverse side of this ballot, allOrdinary Shares of Alvarion Ltd. that the shareholder(s) is or are entitled to vote at the 2012 Annual General Meeting of Shareholders to be held on Monday, September 10, 2012 at 4:00 p.m. (Israel time), at the offices of the Company, 21A Habarzel Street, Tel Aviv 69710, Israel, and any adjournment or postponement thereof.

Shareholders of record at the close of business on August 7, 2012 are entitled to notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed postage-paid envelope provided. The vote will not be counted unless the signed proxy card is received not less than two (2) hours prior to the time fixed for the Meeting. Shareholders may revoke their proxies at any time before the exercise thereof by filing with the Company a notice of revocation or a duly executed proxy bearing a later date, or by voting the shares in person at the Meeting.

Joint holders of shares should take note that, pursuant to Article 34.4 of the Articles of Association of the Company, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy or by deed of vote, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose seniority will be determined by the order in which the names of such holders stand in the Company's Shareholder Register.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S). IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED FOR THE ELECTION OF THE NOMINEES LISTED ON THE REVERSE SIDE FOR THE BOARD OF DIRECTORS AND FOR EACH PROPOSAL.

Continued and to be signed on reverse side

ALVARION LTD 21A HABARZEL STREET TEL AVIV 69710 ISRAEL
VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:
KEEP THIS PORTION FOR YOUR RECORDS
DETACH AND RETURN THIS PORTION ONLY
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

ALVARION LTD		For All	Withhold All	For All Except	To withhold authority to vote for any individual nominee(s), mark “For All Except” and write the number(s) of the nominee(s) on the line below.
The Board of Directors recommends you vote FOR the following:

1.	Election of Directors Nominees	☐	☐	☐
01 Doron Inbar
02 Dan Yalon

The Board of Directors recommends you vote FOR proposals 2, 3 and 4.		For	Against	Abstain

2.
The reelection to our Board of Directors of Professor Raphael Amit as an External Director.

Under Israeli law, (i) you must notify the Company, before you vote your shares with respect to the proposal to approve the reelection of Professor Amit as an External Director, whether you have a personal interest in such approval and (ii) if you do not provide such indication, your shares will not be voted with respect to approval of the reelection of Professor Amit. Therefore, please indicate whether or not you have a personal interest in the approval to reelect Professor Amit as an External Director by checking one of the boxes appearing after section 4 below. By completing and submitting this proxy card through the automated process, you hereby represent and warrant to Alvarion Ltd. that you do not have a personal interest (as such term is defined under Israeli law) in the reelection to our Board of Directors of Professor Amit. If you have a personal interest in the reelection to our Board of Directors of Professor Amit, please use a regular proxy card and not the automated process.
		☐	☐	☐

3.
The approval of the reappointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent auditors until the next annual general meeting of our shareholders, and authorization of the Board of Directors and/or Audit Committee to fix the annual compensation of the independent auditors.
		☐	☐	☐

4.	The approval of a reverse split (consolidation) of the Company's ordinary shares to allow the Company to comply with the Nasdaq Global Select Market continued listing requirements, effective on the date to be announced by the Company, and a corresponding amendment of the Articles of Association accordingly.	☐	☐	☐

I have a personal interest in the reelection of Mr. Amit.	☐	☐

	Yes	No

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date